09056284

UNITED STATES
[S]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ValMark Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Springside Drive, Suite 300

(No. and Street)

Akron (City) Ohio (State) 44333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Critzer (800) 765-5201

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Apple Growth Partners

(Name – *if individual, state last, first, middle name*)

1540 West Market Steet (Address) Akron (City) Ohio (State) 44313 (Zip Code)

SEC Mail Processing Section

MAR 11 2009

Washington, DC 111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/17

JP 3/25/09

OATH OR AFFIRMATION

I, David K. Critzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ValMark Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SUSAN M. BUNGO
Resident Summit County
Notary Public, State of Ohio
My Commission Expires 09/11/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALMARK
SECURITIES, INC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Apple | Growth Partners

ValMark Securities, Inc.

Financial Statements
December 31, 2008

Table of Contents

Independent Auditors' Report

Board of Directors
ValMark Securities, Inc.

We have audited the accompanying statement of financial condition of ValMark Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note C to the financial statements, the Company has not recorded a provision for income taxes for financial reporting purposes. In our opinion, accounting principles generally accepted in the United States of America require income taxes to be reported for subsidiaries' ratable share of consolidated income taxes. If the financial statements were corrected for this departure from accounting principles generally accepted in the United States of America, net loss would be increased by approximately $12,000 for the year ended December 31, 2008.

In our opinion, except for the effects of not recording a tax provision, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Apple Growth Partners

Akron, Ohio
February 20, 2009

Valmark Securities, Inc.
Statement of Financial Condition

		December 31, 2008
Assets		
Cash and cash equivalents	$	1,208,644
Deposit at clearing firm		25,000
Commissions receivable		2,066,160
Investment in affiliates		2,550
Accounts receivable - other		96,697
Due from affiliates		82,557
	$	3,481,608
Liabilities		
Commissions payable	$	1,857,000
Due to affiliates		154,883
		2,011,883
Shareholder's equity		
Common stock - $1 par value; 750 shares authorized; 100 shares issued		100
Paid-in capital		47,424
Retained earnings		1,422,201
		1,469,725
	$	3,481,608

The accompanying notes are an integral part of these financial statements.

Valmark Securities, Inc.
Statement of Operations

For the Year Ended December 31,		2008
Revenues		
Commissions	$	40,644,214
Other		641,341
		41,285,555
Commission and other clearing firm expenses		34,675,053
		6,610,502
Operating expenses		6,659,885
Net loss	$	(49,383)

The accompanying notes are an integral part of these financial statements.

Valmark Securities, Inc.
Statement of Changes in Shareholder's Equity

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Beginning balance, January 1, 2008	100	$ 100	$ 47,424	$ 1,471,584	$ 1,519,108
Net loss	-	-	-	(49,383)	(49,383)
Ending balance, December 31, 2008	100	$ 100	$ 47,424	$ 1,422,201	$ 1,469,725

The accompanying notes are an integral part of these financial statements.

Valmark Securities, Inc.
Statement of Cash Flows

For the Year Ended December 31,		2008
Cash flows from operating activities:		
Net loss	$	(49,383)
Adjustments to reconcile net income to net cash used in operating activities		
Commissions receivable		(670,782)
Accounts receivable-other		(75,141)
Investments in affiliates		(2,550)
Commissions payable		290,641
Due from/to affiliates-net		(203,785)
Net cash used in operating activities		(711,000)
Net decrease in cash and cash equivalents		(711,000)
Cash and cash equivalents, beginning of year		1,919,644
Cash and cash equivalents, end of year	$	1,208,644

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.
Notes to the Financial Statements
December 31, 2008

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ValMark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Description - ValMark Securities, Inc. is a wholly-owned subsidiary of ValMark Investments, LLC ("VI") (a single member limited liability company). The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third-parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. Commission income on the sale of variable insurance and annuity contracts are recognized upon the effective date of the contract. Commission income on trading transactions is recognized on a trade date basis.

Use of Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Receivables and Credit Policies - Commissions receivable are uncollateralized carrier obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Commissions receivable are stated at the amount billed to the carrier. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2008 all commissions were considered collectible and no allowance was necessary.

Three customers accounted for approximately 23% of commission income for the year ended December 31, 2008 and approximately 65% of year-end commissions receivable. Further, one of the three major customers is an affiliate of an indirect owner of the Company and therefore is a related party. The related party accounted for approximately 7% of commission income for the year ended December 31, 2008 and approximately 21% of year-end commissions receivable balance at year-end.

Cash and Cash Equivalents - At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation (FDIC). Accounts at each institution are insured up to $250,000, or the entire amount in non-interest bearing accounts held at institutions participating in the FDIC's Temporary Liquidity Guarantee Program set to expire on December 31, 2009. At December 31, 2008, the Company had approximately $235,000 in excess of FDIC insured limits. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Fair Value of Financial Instruments - The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value.

Cash and cash equivalents - The carrying amount approximates fair value because of the short maturity of these instruments.

Commissions receivable, accounts receivable-other and due from affiliates - The carrying value of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates - The carrying value of these payables approximate fair value due to the short-term nature of these obligations.

B. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

C. INCOME TAXES

The Company files a consolidated tax return with its parent company. The accompanying financial statements do not include a provision for income taxes for the Company's share of income taxes as consolidated with its parent. Accounting principles generally accepted in the United States of America require such provision for the subsidiary's ratable share of consolidated income taxes in accordance with Statement of Financial Accounting Board Statement No. 109, *Accounting for Income Taxes*. If the financial statements were corrected for this departure from accounting principles generally accepted in the United States of America, net loss would be increased by approximately $12,000 for the year ended December 31, 2008.

On December 30, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FIN 48-3, entitled *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* The FSP defers the effective date of FASB Interpretation (FIN) 48, entitled *Accounting for Uncertainty in Income Taxes,* for certain private companies (including private not-for-profit organizations) until fiscal years beginning after December 15, 2008 (calendar-year 2009). The deferred effective date is intended to give the FASB additional time to develop guidance on applying FIN 48 to pass-through entities and not-for-profit organizations. The deferral will also give the FASB time to amend the disclosure requirements of FIN 48 for private companies.

D. VARIABLE INTEREST ENTITIES

FASB Interpretation No. 46 (FIN-46r) (Revised December 2003), *Consolidation of Variable Interest Entities,* requires that if an enterprise is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity ("VIE") should be included in the consolidated financial statements of the enterprise. The Company has identified two potential variable interest entities at December 31, 2008. The first VIE is the lessor of the facility as disclosed in Note E. The Company's management own approximately 40% of the leasing Company. The Company evaluated whether the lessor is a variable interest entity, whether the Company is the primary beneficiary and, if so, the impact of FIN-46r on financial position and results of operations. It was determined that the lessor is a variable interest, however the Company is not the primary beneficiary, therefore the Company is not required to consolidate the entity into its operations.

The second potential variable interest entity is discussed in Note F and it relates to a joint venture started in fiscal 2006.

E. RELATED PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VI and three affiliated entities. Approximately one-hundred percent of the Company's operating costs are allocated by VIA for fiscal year ending December 31, 2008.

At December 31, 2008 due to affiliates included amounts due to related companies for commissions received by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2009.

At December 31, 2008 due from affiliates included amounts due from related companies for commissions received by the related companies on behalf of the Company. In the opinion of management, such amounts are expected to be received prior to December 31, 2009.

F. JOINT VENTURE

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA" or "entity"), which qualifies as a variable interest entity under FIN 46r. The Company owns 51 percent of PMIA. PMIA was formed as a joint opportunity to market and provide investment products. Even though the Company owns 51 percent of the entity, the Company is entitled to only 30 percent of the net profits or net losses. Therefore, it was determined the Company is not the primary beneficiary and will not consolidate the entity into their financial statements. The Company will account for the joint venture under the Equity Method of Accounting. As of December 31, 2008, total assets and liabilities of PMIA were minimal and there was minimal activity in the income statement.

G. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2008 the Company had net capital of $962,063 which was $827,938 in excess of its required net capital of $134,125.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined to net capital, of not more than 15 to 1. At December 31, 2008 the ratio was 2.09 to 1.

H. CONTINGENCIES

The Company, from time to time, is subject to routine litigation and arbitration related to regulatory inquires and customer complaints to its business. Although there can be no assurances as to the ultimate disposition of routine litigation, management of the Company believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

SUPPLEMENTAL INFORMATION

Valmark Securities, Inc.
Schedule I - Computation of Net Capital

	December 31, 2008
Net capital	
Total shareholder's equity from statement of financial condition	$ 1,469,725
Deductions and/or changes:	
Nonallowable assets:	
Accounts receivable - other	(179,254)
Commissions receivable in excess of commissions payable	(325,858)
Investment in and receivables from affiliates	(2,550)
	(507,662)
Net capital	$ 962,063
Computation of aggregate indebtedness	$ 2,011,882
Computation of basic net capital requirement 6 2/3% of aggregate indebtedness	$ 134,125
Minimum required net capital	$ 50,000
Net capital requirement	$ 134,125
Excess net capital	$ 827,938
Ratio of aggregate indebtedness to net capital	2.09 to 1

No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited Focus report.

Independent Auditors' Report On Internal Control Required By Sec Rule 17a-5

Board of Directors
ValMark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of ValMark Securities, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Apple Growth Partners

Akron, Ohio
February 20, 2009